

August 5, 2009

By U.S. mail and facsimile to (905) 319-9408

Mr. Edwin D. Johnson, Chief Financial Officer
Waste Services, Inc.
1122 International Blvd., Suite 601
Burlington, Ontario
Canada L7L 6Z8

> **RE:** **Waste Services, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 26, 2009**
> **Definitive Proxy Statement on Schedule 14A filed April 29, 2009**
> **Form 8-K dated July 13, 2009**
> **File No. 0-25955**

Dear Mr. Johnson:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Management's Discussion and Analysis, page 19

Critical Accounting Estimates and Policies, page 23

1. In your discussion of determining the fair value of your reporting units for purposes of the goodwill impairment test, you state you primarily use discounted future cash flows but may use comparative multiples, offers from interested

investors, or appraisals. Please tell us the specific method or methods used to test your reporting units as of December 31, 2008, March 31, 2009, and June 30, 2009. In future filings, please describe the actual methods used and the specific criteria you use to determine which method to use. Provide a description of the material assumptions used, including revenue growth rates, operating profit margins, terminal rates, and revenue or earnings multiples used, as applicable. Provide an analysis of the sensitivity of the fair value estimates to specific assumptions, using alternative estimates based on other outcomes that are reasonably likely to occur and would have a material effect. For any reporting units in which the carrying value does not materially differ from its estimated fair value, state the carrying value of the reporting unit and the fair value of the reporting unit. Please provide us with an example of future disclosure.

Operating Results, page 30

2. We note your discussion on page 33 of the restructuring charge of $6.9 million and the landfill development charge of $10.3 million, both incurred in the fourth quarter of 2008. The restructuring charge had impacts of 42% and 189% on annual 2008 net income and fourth quarter 2008 net loss, respectively. The landfill development charge had impacts of 52% and 4221% on annual 2008 net income and fourth quarter 2008 net loss, respectively. Given the materiality of these charges, please address the following:
   - Tell us when management first: i) contemplated the restructuring plan, and ii) identified that the landfill development project was not economically viable.
   - Given that such important management decisions regarding business operations rarely develop in as little time as one quarter of a year, it appears that enhanced MD&A disclosures were warranted to clearly inform readers about the potential implications of these decisions. Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. See the guidance in Sections 501.02 and 501.12.b.3 of the FRC, as well as in SAB Topic 5:P.4. Also, Section 216 of the FRC states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss." Please clarify for us why there was no specific, prior disclosure regarding these items in the September 30, 2008 Form 10-Q.

3. We assume the $10.5 million net loss in the fourth quarter 2008 as reported in Note 21 on page F-47 was attributable to the restructuring and landfill development charges. In future filings, please disclose in the footnote the effects

of any unusual or infrequent items occurring in any of the quarters for the two most recent fiscal years. Refer to Item 302(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 36

4. In future filings, please revise your disclosure of the amount available under your Senior Secured Credit Facilities to clarify the amounts available without violating any of your financial covenants.

5. We note the table on page 37 showing your financial covenant levels for the current and each of the following four quarters. In future filings, please disclose the actual ratios achieved for each financial covenant as of the most recent balance sheet date. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

6. Please tell us whether there were any cross covenants on your senior subordinated notes or other notes payable.

Item 12. Security Ownership of Certain Beneficial Owners and Management…, page 45

7. We note from page F-38 that you have stock option and equity incentive plans under which your equity securities are authorized for issuance. In future filings, please provide the disclosure required by Item 201(d) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules, page 46

8. In future filings, please revise your exhibit list to address the following:
    - File or incorporate by reference the Separation Agreement with Charles Wilcox, which provides for salary continuation and benefits until December 31, 2010, as disclosed on page 33.
    - We note that you have omitted the schedules and exhibits from the credit agreement incorporated by reference as exhibit 10.3. Please file a complete copy of this credit agreement that includes the excluded schedules and exhibits in your next periodic report.

Management's Report on Internal Control over Financial Reporting, page F-2

9. We note your description of the definition of internal control over financial reporting. The description appears to be based on the definition of internal control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As described, however, the description does not fully conform to the definition set forth in those rules given that it does not indicate that your internal control over financial reporting includes those policies and procedures as

described in subparts (1), (2), and (3) of the above-referenced rules. Please confirm that your management's conclusion regarding effectiveness is based on the full definition of internal control over financial reporting set forth in the applicable rules and revise accordingly in future filings. Alternatively, you may simply state in future filings that your management concluded on the applicable dates that your internal control over financial reporting was effective.

15. Income Taxes, page F-41

10. You state you have provided a 100% valuation allowance for your net operating loss carryforwards generated in the United States. Please tell us and disclose in future filings why a full valuation allowance is warranted. Explain the basis for the amount of the valuation allowance, including consideration of your operating history, future projections and reversals of existing taxable temporary differences underlying the $42.9 million in deferred tax liabilities at December 31, 2008. Refer to paragraphs 20-25 of SFAS 109.

11. You disclose on page F-43 that due to the fact that Holdings has no Canadian operations and you do not expect to generate capital gains at WSI (CA), you have provided a full valuation allowance against these losses. Clarify what percentage of all taxable income generated in Canada is attributable to Holdings and WSI (CA). Please disclose how much of the total valuation allowance of $69.3 million is attributed to the US and how much is attributed to Canada.

19. Related Party Transactions, page F-45

12. You disclose on page F-46 that you lease office premises in an office tower in Ontario owned by a related party. In future filings to the extent material, please disclose the quantitative information related to the lease required by paragraph 2c and 2d of SFAS 57.

Definitive Proxy Statement on Schedule 14A

Executive Compensation – Compensation Discussion and Analysis, page 9

13. We note your disclosure that you determine base salary and annual cash bonus amounts based in part on "an informal review of eligible bonus percentages for similarly situated executives in other public waste management companies." In future filings, please identify the companies to which you compare your executive compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

14. We note your statement in the fourth bullet point on page 10 that "Budgeted Adjusted EBITDA for purposes of determining annual cash bonuses is subject to adjustment…." In future filings, please indicate if and to what extent you have

adjusted your budgeted EBITDA for purposes of determining annual bonus amounts. See Item 402(b)(2)(vi) and Instruction 5 to Item 402(b) of Regulation S-K.

Certain Relationships, Related Transactions and Director Independence, page 22

15. With regard to the Put or Pay Disposal Agreement with RCI Companies, please disclose in future filings the approximate dollar value of the amount involved in the transaction and the approximate dollar value of Mr. Rémillard's interest in the transaction. See Items 404(a)(3) and (4) of Regulation S-K.

Form 8-K dated July 13, 2009

16. We note no initial Form 8-K announcing the consummation of either the acquisition of RIP or Commercial Clean-up was timely filed, in accordance with General Instruction B. to the Form 8-K. We also note this Form 8-K dated July 13, 2009 does not appear to be filed timely, i.e., within 75 days of the acquisition dates, pursuant to Item 9.01(a)(4) of the Form 8-K. Please ensure you timely file Forms 8-K and 8-K/A for certain specified events within the appointed timeframe.

17. We note you have filed financial statements for Commercial Clean-up as of and for the year ended December 31, 2007, and as of and for the nine months ended September 30, 2008. Please explain to us why only one year of audited financial statements has been provided when it appears that, under the income test of significance prescribed by Rule 1-02(w)(3), Commercial Clean-up is significant at a level requiring more than one year of audited financial statements, pursuant to Rule 3-05(b)(2)(iv) of Regulation S-X.

*   *   *   *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem at (202) 551-3330 or, in his absence, Brigitte Lippmann at (202) 551-3713, with any other questions.

Sincerely,

Terence O'Brien
Branch Chief